UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Redwood Enhanced Income Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

Russell Newbury

Director — Investment Operations

901 Mopac Expressway South

Barton Oaks Plaza IV Suite 500

Austin, TX 78746

Tel: 512-637-3331

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Common Stock CUSIP No. N/A

1	NAME OF REPORTING PERSON Texas County and District Retirement System
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (1) 7,548,855.1242
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER (1) 7,548,855.1242
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 7,548,855.1242
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 46.27%
14	TYPE OF REPORTING PERSON EP

(1)	Based on information provided by the Issuer as of December 7, 2023, reflecting 16,315,605 shares of Common Stock of the Issuer (as defined herein) outstanding as of such date.

Explanatory Note

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on September 25, 2023 (the “Original Schedule 13D”). This Amendment No. 1 amends the Original Schedule 13D as specifically set forth herein. As of the date of this Amendment No. 1, the aggregate holdings of the Reporting Person is 7,548,855.1242 shares of Common Stock representing approximately 46.27% of the total outstanding shares of Common Stock.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

On March 1, 2022, the Reporting Person and the Issuer entered into a Subscription Agreement in substantially the form filed as Exhibit 4.1 to the Original Schedule 13D (the “Subscription Agreement”) providing for the private placement of Common Stock to the Reporting Person from time to time in response to a capital call by the Issuer. Pursuant to the Subscription Agreement, the Reporting Person has committed to purchase Common Stock in an aggregate committed amount of up to $150,000,000 (the “Commitment Amount”). Pursuant to capital calls under the Subscription Agreement through December 1, 2023, the Reporting Person has purchased 7,548,855.1242 shares of Common Stock in the aggregate at the prices and on the dates specified in Item 5(c) herein at an aggregate purchase price of approximately $108,750,000 and may purchase additional shares of Common Stock on similar terms in connection with future capital calls up to the Commitment Amount. Such shares of Common Stock were acquired using the Reporting Person’s investment funds on hand.

Item 5. Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated in its entirety as follows:

(a) Based on information provided by the Issuer as of December 7, 2023, reflecting 16,315,605 shares of Common Stock of the Issuer outstanding as of such date, the shares of Common Stock held by the Reporting Person constitute 46.27% of the outstanding shares of Common Stock of the Issuer.

Item 5(c) is hereby supplemented by adding the following at the end thereof:

On December 1, 2023, the Reporting Person purchased 852,918.8779 shares in a private placement from the Issuer for $13.19 per share.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 8, 2023	TEXAS COUNTY AND DISTRICT RETIREMENT SYSTEM

	By:	/s/ Russell Newbury
	Name:	Russell Newbury
	Title:	Director – Investment Operations

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